February 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	J. Nolan McWilliams, Esq.

Sonia Bednarowski, Esq.

Division of Corporation Finance

Re:	FreeSeas Inc.

Registration Statement on Form F-1

Filed January 25, 2013

File No. 333-186222

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated February 14, 2013 (the "Comment Letter") relating to the Registration Statement on Form F-1 filed on January 25, 2013 (the "Registration Statement") by FreeSeas Inc. (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

General

1.	Please provide a calculation of the number of outstanding shares of common stock held by non-affiliates of the company at the time of execution of the equity line agreement. Refer to Question 212.17 of the Securities Act Rules Compliance and Disclosure Interpretations for guidance.

Response:

As of January 24, 2013, the date of execution of the equity line agreement, the Company had 16,826,932 shares of common stock issued and outstanding, of which 4,771,992 shares were held by affiliates of the Company and 12,054,940 shares were considered to be in the public float of the Company. We have attached as Exhibit A hereto a beneficial ownership table for all affiliates as of January 24, 2013 showing their common stock ownership. The Company registered 3,957,903 shares of common stock on the F-1 registration statement, which represents 32.8% of the public float at the time the equity line agreement was executed.

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece ● Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 ● info@freeseas.gr ● www.freeseas.gr

Securities and Exchange Commission

February 15, 2013

The Company notes your reference to Question 212.17 of the Securities Act Rules Compliance and Disclosure Interpretations, however, that Question discusses registration of securities under an equity line in a primary offering. The F-1 registration statement filed by the Company is a resale registration statement in a private equity line financing, which is carved out from, and not applicable to the guidance referenced.

Exhibits and Financial Statement Schedules, page II-3

2.	Please confirm that you will file the legality opinion prior to effectiveness of your registration statement. We may have comments upon review of the exhibit.

Response:

The Company hereby confirms that it will file the legality opinion prior to effectiveness of the registration statement. The Company acknowledges that there may be comments after review of the legality opinion, therefore, attached hereto as Exhibit B is the draft of the legality opinion for review and comment.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer

Cc:	Marc J. Ross, Esq.

Thomas A. Rose, Esq.
James M. Turner, Esq.

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece ● Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 ● info@freeseas.gr ● www.freeseas.gr

EXHIBIT A

NAME OF OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)		PERCENTAGE OF COMMON STOCK (2)
Ion G. Varouxakis	Common Stock	4,400,134	(3)	26.15%
Alexandros Mylonas	Common Stock	50,000		*
Dimitrios Panagiotopoulos	Common Stock	111,286		*
Focko H. Nauta	Common Stock	105,286	(4)	*
Keith Bloomfield	Common Stock	105,286		*
Xenophon Galinas	Common Stock	0		*
Maria Badekas	Common Stock	0		*
Officers and Directors as a Group (7 persons)	Common Stock	4,771,992	(5)	28.36%

Free Bulkers S.A. (6)	Common Stock	3,857,194		22.92%

* Denotes less than 1%

(1) Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of January 24, 2013 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2) Percentage based upon 16,826,932 shares of common stock issued and outstanding as of January 24, 2013.

(3) Includes 3,857,194 shares owned by Free Bulkers S.A. and 502,940 shares owned by The Midas Touch S.A. Ion G. Varouxakis is the President and Director of Free Bulkers S.A. and The Midas Touch S.A. and has voting and investment power over the securities owned by such entities.

(4) Represents shares owned by Penger Management BV.Focko Nauta is the Managing Director of Penger Management BV and has voting and investment power over the securities owned by such entity.

(5) Includes 3,857,194 shares owned by Free Bulkers S.A., 502,940 shares owned by The Midas Touch S.A. and 105,286 shares owned by Penger Management BV.

(6) Ion Varouxakis, our Chief Executive Officer, is the President and Director of Free Bulkers SA and has voting and investment power over the securities owned by such entity.

EXHIBIT B

REEDER & SIMPSON P.C.

Attorneys-at-Law

RRE Commercial Center

Ace Building, Suite 205

1 Main Road

Majuro, Marshall Islands MH 96960

February [  ], 2013

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

Re:	FreeSeas Inc.

Ladies and Gentlemen:

We have acted as Marshall Islands counsel to FreeSeas Inc., a Marshall Islands corporation (the "Company"), in connection with the shares of the Company’s common stock, par value $.001 per share (the "Common Stock"), including the related preferred share purchase rights, described in the Company's Registration Statement on Form F-1 (the “Registration Statement”) as filed with the U.S. Securities and Exchange Commission (the "Commission") and as thereafter amended or supplemented.

The Registration Statement includes 3,957,903 shares of Common Stock (the “Registered Shares”) issuable pursuant to an Investment Agreement dated as of January 24, 2013 (the “Investment Agreement”), between the Company and Granite State Capital, LLC (“Granite”). The Registered Shares are included in the Registration Statement for purposes of registering the resale of the Registered Shares by Granite, as described in the form of prospectus included in the Registration Statement relating to such resale (the “Prospectus”).

We have examined copies, certified or otherwise identified to our satisfaction, of the following documents (together, the “Documents”): (i) the Registration Statement; (ii) the Prospectus; (iii) the Company’s Amended and Restated Articles of Incorporation, as amended; (iv) the Company’s Amended and Restated By-laws, as amended; (v) the Investment Agreement; (vi) an excerpt of the minutes of a meeting of the Board of Directors of the Company held on January 18, 2013; (vii) the Shareholders Rights Agreement effective as of January 14, 2009 between the Company and American Stock Transfer & Trust Company (the “Rights Agreement”); and (vii) minutes of a meeting of the Board of Directors of the Company held on November 13, 2008. In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures, and the legal competence or capacity of persons or entities to execute and deliver such documents. As to questions of fact that are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, officers and directors of the Company, and others, and have made no independent investigation, but have assumed that any representation, warranty or statement of fact or law, other than as to the laws of the Marshall Islands, made in any of the Documents is true, accurate and complete;

Based upon and subject to the foregoing, and having regard to such other legal considerations that we deem relevant, we are of the opinion that:

(a)       The Registered Shares (including the related preferred share purchase rights) have been duly authorized.

(b)       The Registered Shares (including the related preferred share purchase rights) will be when sold, paid for and issued as provided in the Investment Agreement (and, with respect to the preferred share purchase rights, when issued in accordance with the Rights Agreement), validly issued, fully paid and non-assessable.

(c)       Under the laws of the Republic of the Marshall Islands, the preferred share purchase rights constitute binding obligations of the Company in accordance with the terms of the Rights Agreement.

This opinion letter is limited to the laws of the Republic of the Marshall Islands, including the statutes and Constitution of the Republic of the Marshall Islands, as in effect on the date hereof and the reported judicial decisions interpreting such statutes and constitution.

We qualify our opinions set forth herein to the extent that (x) we express no opinion as to any law other than Marshall Islands law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except the Republic of the Marshall Islands; and (y) our opinions do not address any determination by a court of competent jurisdiction as to whether redemption or termination of the preferred share purchase rights may be required under applicable law, whether members of the Company’s Board of Directors have acted in a manner consistent with their fiduciary duties as required by applicable law in adopting the Rights Plan, or whether the validity of the Rights Agreement or the preferred share purchase rights would be affected by the invalidity of any provision thereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to each reference to us under the headings “Legal Matters” in the Prospectus, without admitting we are "experts" within the meaning of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder with respect to any part of the Registration Statement.

Very truly yours,

REEDER & SIMPSON P.C.

By /s/ Raymond E. Simpson